Exhibit 10.25



          THE READER'S DIGEST ASSOCIATION, INC.
                     READER'S DIGEST ROAD
                 PLEASANTVILLE, NY 10570-7000


                         August 1, 1997

Mr. Martin J. Pearson
15 River Road
Unit 213
Cos Cob, Connecticut  06807

Dear Martin:

     This letter serves to confirm the additional understandings between The Reader's Digest Association, Inc.
(the "Company") and you regarding your separation from the Company, effective as of June 30, 1997. This letter supplements a certain letter agreement between you and the Company dated as of April 1, 1996 (the "Agreement").

     The Company will provide you with the following additional benefits and payments (provided you execute the General Waiver and Release of Claims form referred to in Section 8 of the Agreement):

          1.   The Company will waive your fourth (4th) and fifth
(5th) year contributions (each payment of $20,200 to your Supplemental Retirement Benefits Agreement dated as of June 8,
1994 (the "SRBA") and you will be deemed fully vested under the SRBA, subject to and in accordance with its terms;

          2. During the severance period, you will continue to have the use of your company car while you remain in the U.S. Upon return to Australia, and for the remaining months of your severance period, you will receive a cash allowance of $1,100 which represents the cost of leasing your company car, insurance and repairs. You will be liable for any income tax assessment on the car usage in the U.S. and the cash payment in Australia.

          3. You will receive the following benefits in connection with your personal relocation to Australia:

               a)   one way airfare to Australia, at the Company's expense,
                 for you and, if necessary, your spouse; and

               b)   tax preparation assistance to enable you to prepare your
                 personal United States and Australian tax returns for the tax year in which you relocate to Australia.

              You acknowledge that the Company is under no obligation to provide these relocation benefits to you. Moreover, all of these benefits shall not be available to you if your relocation occurs after the end of the Severance Period.

               4.   In calculating your retirement benefits
under the Agreement, your "final average compensation" shall also include Severance Payments made under the Agreement otherwise calculated in accordance with the terms of the applicable plans.

     In consideration for these benefits and payments, you agree you will not during the Severance Period (as defined in the Agreement), without the prior written consent of the Chief Executive Officer, become a proprietor, director, partner or employee of, or otherwise become connected with Time Warner, Bertelsman and/or Rodale (or their affiliates) in the United States, and/or Bertelsman, Time Warner and/or IMP (or their affiliates) in Australia (other than as a stockholder with a nonsubstantial interest in any such business). You also agree that if during the Severance Period, you commit any criminal act against the Company, or any act that would constitute Cause as defined herein, or if you disclose any information regarded as confidential and relating to the Company's business, or if you solicit advertising clients against the interest of the Company or solicit the Company's employees to work for a competitor of the Company, or if you perform any act which is substantially detrimental to the Company or its employees, including but not limited to disparaging the Company, its senior management or its products, all payments and benefits and all rights under this letter agreement shall cease as of the initial date of such conduct. The determination of whether such conduct has occurred shall be in the sole discretion of the Chief Executive Officer with the advice of the Senior Vice President, Human Resources and the General Counsel. For purposes of this paragraph, "Cause" shall mean improper communication of confidential information obtained in the course of employment, material violation of Company rules, including but not limited to a material violation of the Company's Proprietary and Confidential Information Policy or a material violation of the Company's Code of Conduct if you had continued to be employed by the Company.

     Please signify your agreement with the above by signing on the line below and returning a copy of this agreement to me.

                              THE READER'S DIGEST
                              ASSOCIATION, INC.

                             By:/s/ Suzanne Pilnick
                              Suzanne Pilnick
                              Title:  Acting Senior Vice President,
                              Strategic Planning and Human
                              Resources



Agreed and Accepted:

/s/MARTIN J. PEARSON
Martin J. Pearson

Dated:  August 28, 1997